Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 30, 2025

Relating to Preliminary Prospectus dated October 17, 2025

Registration No. 333-290793

This free writing prospectus should be read together with the issuer’s registration statement on Form S-1 (File No. 333-290793) (including the prospectus therein), as amended. The following information supplements and updates the information contained in the registration statement.

Evommune Announces Pricing of its Initial Public Offering

Palo Alto, Calif., November 5, 2025 – Evommune, Inc. (“Evommune”), a clinical-stage biotechnology company developing innovative therapies that target key drivers of chronic inflammatory diseases, today announced the pricing of its initial public offering of 9,375,000 shares of common stock at an initial public offering price of $16.00 per share. In addition, Evommune has granted the underwriters a 30-day option to purchase up to an additional 1,406,250 shares of common stock at the initial public offering price, less underwriting discounts and commissions. The gross proceeds to Evommune from the initial public offering, without giving effect to the underwriters’ option to purchase additional shares and before deducting underwriting discounts and commissions and offering expenses, are expected to be $150 million.

The shares are expected to begin trading on the New York Stock Exchange on November 6, 2025 under the symbol “EVMN.” The offering is expected to close on November 7, 2025, subject to customary closing conditions.

Morgan Stanley, Leerink Partners, Evercore ISI, and Cantor are acting as joint book-running managers for the offering.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”), and became automatically effective on November 5, 2025 pursuant to Section 8(a) of the Securities Act of 1933, as amended.

The offering of the shares is being made only by means of a prospectus forming part of the effective registration statement relating to these shares. Copies of the final prospectus relating to the offering may be obtained, when available, from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at (888) 474-0200, or by email at ecm.prospectus@evercore.com; or Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, NY 10022, or by email at prospectus@cantor.com.

About Evommune, Inc.

Evommune, Inc. is a clinical-stage biotechnology company developing innovative therapies that target key drivers of chronic inflammatory diseases. The company’s mission is to improve patients’ daily lives and prevent the long-term effects of uncontrolled inflammation that are a consequence of the limitations of existing therapies. To achieve this, Evommune is advancing a portfolio of differentiated product candidates that target key drivers of chronic inflammation.

Contacts:

Media: Paul Laland Paul.laland@evommune.com	Investors: Sarah McCabe investors@evommune.com

Forward-Looking Statements

This press release includes certain disclosures that contain “forward-looking statements,” including, without limitation, statements regarding Evommune’s expectations regarding the commencement of trading of its shares on the New York Stock Exchange, the completion and timing of the closing of the offering and the anticipated gross proceeds from the offering. Forward-looking statements are based on Evommune’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include risks and uncertainties related to the satisfaction of customary closing conditions and the completion of the offering, and the risks inherent in biopharmaceutical product development and clinical trials. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the offering to be filed with the SEC. Forward-looking statements contained in this press release are made as of this date, and Evommune undertakes no duty to update such information except as required under applicable law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link:  https://www.sec.gov/Archives/edgar/data/2044725/000119312525242492/d771358ds1a.htm. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the preliminary prospectus if you request it from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at (888) 474-0200, or by email at ecm.prospectus@evercore.com; or Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, NY 10022, or by email at prospectus@cantor.com.